FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated June 21, 2016

Item 1

MATERIAL FACT

Banco Santander (“Santander”) hereby announces that it has reached an agreement with MERLIN Properties, SOCIMI, S.A. (“MERLIN”), together with the other majority shareholders of METROVACESA, S.A. (“Metrovacesa”), Banco Bilbao Vizcaya Argentaria and Banco Popular, in order to create Spain’s largest property group in terms of property rental assets and largest company in terms of residential rental assets, through the integration in MERLIN group (the “Integration”), following the total spin-off of Metrovacesa, of Metrovacesa property rental asset business in MERLIN and Metrovacesa residential rental business in Metrovacesa current subsidiary, Testa Residencial, S.L.U. (“Testa Residencial”). The other assets of Metrovacesa not integrated in MERLIN group as a result of the Integration, consisting of a residual group of land assets for development and subsequent lease, will be transferred to a newly created company wholly owned by the current shareholders of Metrovacesa.

As a result of the Integration, Santander’s ownership interest in the share capital of MERLIN and Testa Residencial will rise to 21.95% and 46.21%, respectively.

Execution of the Integration is subject to authorisation by the competition authorities and approval by the shareholders of MERLIN and Metrovacesa at their respective general meetings.

The impact of the Integration transaction, once executed, on Santander Group’s income statement is marginal.

Boadilla del Monte, Madrid, 21 June 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: June 21, 2016	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer